Filed by Intercontinental Exchange, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Black Knight, Inc.

Commission File No.: 001-37394

Date: November 3, 2022

The following are excerpts of the transcript of Intercontinental Exchange, Inc.’s Q3 2022 Earnings Call held on November 3, 2022:

…

Katia Gonzalez

Senior Analyst, Investor Relations, Intercontinental Exchange, Inc.

Good morning. ICE’s third quarter 2022 earnings release and presentation can be found in the Investors section of the ice.com. These items will be archived, and our call will be available for replay. Today’s call may contain forward-looking statements. These statements, which we undertake no obligation to update, represent our current judgment and are subject to risks, assumptions and uncertainties.

For a description of the risks that could cause our results to differ materially from those described in forward- looking statements, please refer to our 2021 Form 10-K, third quarter Form 10-Q and other filings with the SEC. In addition, as we announced in May, ICE has agreed to acquire Black Knight. The transaction is pending customary regulatory approval, and we expect to close in the first half of 2023.

In connection with the proposed transaction, ICE has filed with the SEC a registration statement on Form S-4 to register the shares of ICE common stock to be issued in connection with the transaction. The registration statement includes a proxy statement of Black Knight that also constitutes a prospectus of ICE. Please see the Form S-4 filing for additional information regarding the transaction…

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Jeffrey Craig Sprecher

Founder, Chairman & Chief Executive Officer, Intercontinental Exchange, Inc.

… I want to start my prepared remarks by highlighting our vision of how ICE is contributing to both the US home mortgage and US equity markets to bring increased efficiencies to consumers in these two asset classes.

To take you back, ICE was initially founded to build and operate digital commodity exchanges. Modern digital exchanges provide an essential service, efficiently matching buyers and sellers with operational neutrality. Our modern exchanges are regulated. But more importantly, their growth and efficacy depend on the industry’s trust of our neutrality.

ICE does not take a position on the price of any commodity or security. We simply provide the software and network that efficiently facilitates a buyer and seller finding one another and allows them to determine their transaction price. Today, millions of traders, investors, brokers and regulators around the world are attached to our exchange networks and they all benefit from the transparency and standardization that we enable.

We followed up our launch into the Exchange business by building digital data networks to disperse information separate from our exchanges, networks that thrive on the neutrality and confidentiality of our data management. It is likely obvious to you that our data networks would contain financial information generated by our own exchanges, but it may be less obvious that our growth has been accelerated by opening these networks to third parties, including most of our global exchange competitors who also access our customer base.

Today, hundreds of third-party exchanges, brokers and market data generators publish their data to users across our networks. Our growth in the US mortgage industry builds on the same management tenets; trust, transparency and neutrality. Our mortgage software and network are open and impartial. ICE has been at the forefront of building a mortgage platform so that industry participants can better communicate with one another, reduce their costs, pass these savings on to consumers in the form of better prices and appropriately implement the government’s homeownership policies.

And it is in this vein that we have agreed to acquire Black Knight to connect their market participants to ours, open up its platform, reduce cost per mortgage origination, overlay the safety and soundness practices that we’ve developed for businesses like the systemically important New York Stock Exchange and create new products and services for lenders to increase homeownership, including in underserved communities.

As a part of the budget that we previously guided you to, ICE plans a significant financial outlay to open and upgrade the Black Knight technology stack, a commitment that we believe would have been hard for Black Knight’s other potential acquirers to make potentially in a contracting mortgage environment. This is the same strategy and commitment that we made when taking over the Mortgage Electronic Registration System, which today has durable and scalable operations and technology built by ICE, systems that are prepared to manage the difficult risk environments in the US housing market.

And as shown on slide 10, these MERS processes can identify and deregister failed lending firms who become zombies to borrowers and regulators. You may have recently heard Sandra Thompson, the Federal Housing Finance Agency’s Director, lamenting how stakeholders in the mortgage manufacturing process seemingly lack the will to adopt technology that changes their entrenched methods. This is precisely the challenge that ICE is laser-focused on solving.

Gillian Tett pointed out in her book, The Silo Effect, that the US mortgage industry is so siloed that the federal government’s past attempts to help troubled homeowners stay in their homes by reducing mortgage payments actually exacerbated the foreclosure problem because lenders lowered monthly payments and servicers mistook this as consumers falling behind and initiated foreclosure proceedings.

As Austan Goolsbee once said, the silos were so strong, they did the exact opposite of what everyone expected. With the explosive growth of the fintech industry over the last decade, the US has seen a dramatic upsurge in the number of alternative home lenders and mortgage technology providers who, like ICE, are building solutions to benefit lenders and borrowers.

Slide 10 also shows the number of new lending firms that just this year have registered to do business with MERS. And surprisingly, the number of lending firms has increased in a year where consumer demand for mortgages has decreased. This increased lender competition presents opportunities for ICE to take costs out of the mortgage manufacturing process so that these lenders can compete more effectively, passing those savings on to borrowers. The high cost of manufacturing and funding a home mortgage that we target are particularly acute for the most marginalized borrowers, which further exacerbates the wealth divide in the United States.

Our acquisition of Black Knight remains subject to review by the Federal Trade Commission. ICE has provided the FTC with extensive information and certified its completeness. And as is often customary, we agreed to extend the FTC’s statutory review period and intend to continue ICE’s cooperation with the FTC staff.

Our estimate is that the Black Knight merger will close in the first half of next year. While we’ll be unable to answer any questions on this call relating to our transaction with Black Knight, please note that our participation in this FTC review, coupled with the comprehensive conversations that we’ve been having with our customer base, has further convinced us that our merger will afford significant benefits to US homeowners and industry stakeholders…

…

Richard Henry Repetto

Analyst, Piper Sandler & Co.

Good morning, Jeff, Ben and Warren. And first, thanks for the comparison one on the Mortgage Technology performance versus unit originations. That’s helpful. But as we dig in, you outperformed again against unit origination. Can you give us a little bit more detail on which lines in the – outperform like data analytics, we’d expect that to be 100% recurring, and that’s been outperforming. But like the other has been flat, and we expect that to be all variable. So the question is what’s getting you to outperform the unit originations and within which lines in mortgage?

Benjamin R. Jackson

President & Chair-ICE Mortgage Technology, Intercontinental Exchange, Inc.

Sure. Hey, Rich, it’s Ben. So as you can appreciate, our whole hypothesis on this deal and what we’ve been doing in the mortgage space is all directed towards a long-term view of taking one of the most analog asset classes that there are and turning it digital. And that’s what we believe over the long term will enable us to achieve that 8% to 10% growth. And the contributors underneath that are really – we’re very focused on product innovation and in particular, helping our lender customers, lower costs, become more efficient.

And as we do that, we’re hoping that the savings that those lenders achieve are then brought down to their clients, the end consumer and will translate into better product selection. It will help to lower cost for the end consumer. It will help enable them to get the best products at the most efficient prices to meet their needs and achieve the dream of homeownership. So that’s from a long-term perspective what our focus has been and where we’re making our investments.

Overall, what’s driving our ability to beat is the intentional shift towards subscription revenue. So if you look across each of the segments that we have, we’re pushing very hard to move more and more of the revenue in each of those reporting segments more towards subscription when we can.

And one of the things I’ll highlight in terms of success this last quarter, even with all the headwinds that the industry has had, two-third of the customers that renewed in the third quarter renewed at higher subscription base levels by the end of that quarter than they were at, at the beginning of the quarter.

The other thing I’d say is that it is – it has been a difficult environment. And despite that, we only saw a small single-digit percentage of our clients not renew. And most of that’s due to M&A industry consolidation and closing up shop. But one of the things we’ve seen as a positive for us with some of the backdrop of this industry consolidation as some of these companies and their employees have been downsized, some of these impacted personnel have used it as an opportunity to become an entrepreneur and start a new lending shop.

And those are opportunities that we compete for and we’ve won some of that business on Encompass this past quarter. So we’ve seen sales success in origination on Encompass, both in the smaller start-up companies, the mid-market as well as banks. So that said, a lot of what’s going on in our origination process, our origination line item and reporting line item as well as the fact as we’ve moved more and more of that revenue to our subscription, and we have very low attrition.

In the Data and Analytics area, what’s really fueling our ability to beat there is the same. So Data and Analytics does have historically a transaction element to it. We have been moving this line item very similar to our origination line item more and more towards subscription as clients renew. And as we sign new clients, make sure that we’re tilting those deals much more towards subscription revenue.

And the big piece of products that we have in that area is a product called AIQ. That’s the product that’s automating a lot of the underwriting processes, and that’s a big area of where today, we’re generating around $1,400 of savings in originating a loan. A lot of it is anchored in this area of automating the underwriting process for our customers.

I mentioned that in the second quarter, we signed JPMorgan Chase that’s going through an implementation on this. And this quarter, we had several wins across different segments that we sell to from banks, nonbanks and credit unions. And we had a significant win with loanDepot this past quarter, which they, like many lenders, are trying to get the efficiencies that we – that our platform will provide to them. So that’s a little bit of a flavor in some of the segments of what we see under the covers.

…

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which involve inherent risks and uncertainties. Any statements about Black Knight, Inc.’s (“BKI”) or Intercontinental Exchange, Inc.’s (“ICE”) plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the proposed acquisition of Black Knight by ICE (the “Transaction”), including future financial and operating results, Black Knight’s or ICE’s plans, objectives, expectations and intentions, the expected timing of completion of the Transaction, the expected form and timing of debt financing to fund the Transaction and other statements that are not historical facts.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in Black Knight’s and ICE’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of Black Knight or ICE to terminate the definitive merger agreement governing the terms and conditions of the Transaction; the outcome of any legal proceedings that may be instituted against Black Knight or ICE; the possibility that the Transaction does not close when expected or at all because required regulatory or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect Black Knight or ICE or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic, political and market conditions, interest and exchange rates, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Black Knight and ICE operate; the ability to promptly and effectively integrate the businesses of Black Knight with those of ICE; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Black Knight’s or ICE’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; ICE’s ability to complete the contemplated debt financing on a timely basis, on favorable terms or at all; and the impact of the global COVID-19 pandemic on Black Knight’s or ICE’s businesses, the ability to complete the Transaction or any of the other foregoing risks.

These factors are not necessarily all of the factors that could cause Black Knight’s or ICE’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm Black Knight’s or ICE’s results.

All forward-looking statements attributable to Black Knight or ICE, or persons acting on Black Knight’s or ICE’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and Black Knight and ICE do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If Black Knight or ICE update one or more forward-looking statements, no inference should be drawn that Black Knight or ICE will make additional updates with respect to those or other forward-looking statements. Further information regarding Black Knight, ICE and factors which could affect the forward-looking statements contained herein can be found in Black Knight’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and its other filings with the SEC, and in ICE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and its other filings with the SEC.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Transaction, ICE has filed with the SEC a Registration Statement on Form S-4 (File No. 333-265709) to register the shares of ICE common stock to be issued in connection with the Transaction. The Registration Statement includes a proxy statement of Black Knight that also constitutes a prospectus of ICE. The registration statement on Form S-4 was declared effective by the SEC on August 19, 2022, and Black Knight commenced mailing the definitive proxy statement/prospectus to its stockholders on or about August 19, 2022.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING BLACK KNIGHT, ICE, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Black Knight or ICE through the website maintained by the SEC at http://www.sec.gov or from Black Knight at its website, www.blackknightinc.com, or from ICE at its website, www.theice.com. Documents filed with the SEC by Black Knight will be available free of charge by accessing Black Knight’s website at www.blackknightinc.com under the tab “Investors” and then under the heading “Financials – SEC Filings” or, alternatively, by directing a request by mail or telephone to Black Knight, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, Attention: Investor Relations, (904) 854-5100, and documents filed with the SEC by ICE will be available free of charge by accessing ICE’s website at www.theice.com and following the link for “Investor Relations” or, alternatively, by directing a request by mail or telephone to Intercontinental Exchange, Inc., 5660 New Northside Drive, Third Floor, Atlanta, Georgia 30328, Attention: Investor Relations, (770) 857-4700, or by email to investors@ice.com.

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.